

DIVISION OF

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 25, 2007

Mr. Brad Bernstein
President
Anchor Funding Services, Inc.
2201-E Crownpoint Executive Drive
Charlotte, North Carolina 28227

Re: Anchor Funding Services, Inc.
Registration Statement on Form 10-SB
Filed on April 30, 2007
File No. 0-52589

Dear Mr. Bernstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10-SB goes effective automatically by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10-SB prior to effectiveness and re-

filing a new Form 10-SB including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act once your Form 10-SB becomes automatically effective. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please update your financial statements, pro forma financial information and all applicable sections in your next submission.

Part I

Item 1. Description of Business, page 4

3. We encourage you to disclose your website address, if you have one. Please refer to Item 101(c)(3) of Regulation S-B.

4. Please provide us with copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. We note, for example, cites to the Small Business Administration's 2004 statistics, as well as to data and information provided by the Commercial Finance Association.

Business Overview, page 4

5. We note your statement on page 4 that you provide your services to clients nationwide. To the extent that most of your operations or services are conducted in particular geographic areas, please disclose the geographic regions. In this regard, we note your disclosure on page 15 that ten customers accounted for approximately 95% of your accounts receivable portfolio as of December 31, 2006.

Growth Opportunities and Strategies, page 5

6. Please revise to clarify whether you are currently contemplating a merger and/or acquisition.

Industry Overview, page 6

7. Please address the following in your industry overview:

- If true, disclose that your target market of small business is but a small portion of the overall factoring volume you disclose;

- If known, disclose the volume of factoring attributable to your target market;

- Disclose that you are a small factoring company with revenues of less than $1 million; and

- Discuss your ability and likelihood of acquiring other small factoring companies for cash.

Operations, page 7

8. Please revise to identify the affiliated company that assists you in managing credit and making collection calls and explain how the company is affiliated. Please update, as appropriate, to clarify whether this temporary arrangement is still ongoing. Please also revise to file the agreement as an exhibit to your filing.

Credit Management, page 8

9. Please clarify whether Creditguard is your own proprietary credit checking system or a commercially available system or service provided by others.

Management Information Systems, page 9

10. Please explain your reference to "net proceeds." Are you referring to the private placement of preferred shares in the first quarter of 2007? Likewise, explain your statement on page 18 that "investors should read this entire Form 10-SB before deciding to purchase shares of Series 1 Preferred Stock."

Government Regulations, page 9

11. Please clarify what government regulations apply to your operations. You state that you are subject to regulation, but only discuss regulations that may apply. If there is uncertainty about whether particular regulations would apply, please explain why.

Competition, page 9

12. Please expand to discuss in more detail the competitive business conditions in your industry and market as well as your competitive position in the industry and methods of competition. In this regard, we note your expanded disclosure regarding competition in your risk factor disclosure.

Facilities, page 10

13. Please identify the affliated company from whom you lease office space and the terms of the lease. File the lease agreement for your Charlotte, North Carolina and Boca Raton, Florida facilities as exhibits.

14. Disclose whether you have identified or are in the process of moving to a separate office in Charlotte, North Carolina.

History of Former BTHC XI, LLC, page 10

15. We note your statement that you raised $6,712,500 in gross proceeds from the sale of 1,342,500 shares of Series 1 Preferred Stock. Your disclosure regarding recent sales of unregistered securities on page 41 indicates that these preferred shares were sold for consideration of $1.00 per share, less broker-dealer compensation. Please revise or advise to address the apparent discrepancy.

Where you can find additional information, page 11

16. Please clarify that your Form 10-SB registration statement also may become automatically effective 60 days after its initial filing date. If your Form 10-SB becomes automatically effective, please update this section accordingly.

If we are not able to obtain expanded lines of credit, page 12

17. Please revise to update, as appropriate, to include the results of any revision or expansion of your line of credit. As appropriate, also revise the liquidity section of your management's discussion and analysis to reflect any changes in your line of credit.

A client's fraud could cause us to suffer material losses, page 14

18. Please identify here and in your management's discussion and analysis the client that represented 33% of your accounts receivable portfolio. With a view to disclosure, tell us whether any other clients represented 10% or more of your accounts receivable portfolio. Please also clarify the meaning of "aggregate funds employed."

Control of the Company, page 17

19. Please revise to indicate the extent to which your executive officers and directors have voting control of your capital stock.

Our common stock may be considered to be a penny stock…, page 17

    20. Please revise to clarify whether your stock is in fact a penny stock, as opposed to "may be."

Management's Discussion and Analysis or Plan of Operation, page 18

    21. In light of several significant events, it appears that your financial results could vary significantly in 2007. Please discuss known trends and uncertainties such as the impact of the loss of revenue from the one customer that provided you with approximately $228,000 in 2006, your intention to reduce your reliance on an affiliated company for aspects of your operations and back office functions, the acquisition of more employees, your plans to move to a new office in Charlotte, your new lease in Boca Raton, and the payment of compensation, benefits, and various reimbursements to executives in 2007.

Summary of Critical Accounting Policies, page 19

    22. Please consider expanding your discussion of your critical accounting policies to include the points in Release Nos.: 33-8040; 34-45149; FR-60 at www.sec.gov.

Liquidity and Capital Resources, page 21

    23. Please revise to include a more robust discussion of liquidity on both a short-term and long-term basis. Include a discussion of your reliance on loans from affiliated parties, as disclosed under "Certain Relationships and Related Transactions" on page 36. Clarify whether or not you can satisfy your cash requirements for the next twelve months. Please refer to Item 303(a)(1)(ii) of Regulation S-B.

Cash flow from Financing Activities, page 22

    24. Please revise to clarify what to item you refer in the concluding sentence of this discussion.

Item 4, Security Ownership of Certain Beneficial Owners and Management, page 22

    25. Please revise to briefly explain why shares of preferred stock have greater voting rights than the number of shares into which they are convertible.

Beneficial Ownership, page 23

    26. Please expand the table or provide a separate table that provides beneficial ownership information required by Item 403 of Regulation S-B with respect to the Series 1 preferred stock. Since you have two classes of voting securities, and the

number of shares of common stock underlying the Series 1 preferred stock may be different from the corresponding voting rights, also include a column showing the total voting power held by each person.

27. Please revise to disclose the natural persons who have sole or shared voting or investment powers over shares held by non-natural entities, such as the Buechel Family Limited Partnership.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 24

28. Please disclose whether Messrs. George Rubin and Morry Rubin are related.

Committees, page 25

29. We note that you have disclosed the definition of "independent director" used by NASDAQ. To provide context as to why you have disclosed this definition, move your disclosure under "Corporate Governance" on page 31 to this section.

Employment Agreements, page 28

30. It appears that you have largely recited verbatim the terms of your executive offerings' employment agreements, which makes the disclosure lengthy and difficult to understand. Please revise to summarize the material terms of each agreement, pursuant to Item 402(b)(4)(c)(1) of Regulation S-B.

2007 Omnibus Equity Incentive Plan, page 33

31. We note your statement that no value of the options is reflected in the table because there is no public market for your common stock. Disclosure on page P-2 of your pro-forma financial statements indicates that the options have been assigned a value, however. Please revise or advise.

Director Compensation, page 32

Cash Fees and Options, page 32

32. Although you disclose on page 25 that you do not have any committees of the board of directors, you disclose here the compensation that directors will receive as a result of their activities on board committees. Please advise and disclose whether you intend to form board committees.

Holders of Record, page 40

33. Please confirm, if true, that the reference to "Series A Preferred Stock," should be to "Series 1 Preferred Stock."

Item 3. Changes in and Disagreements with Accountants, page 40

34. Provide the all disclosures, including exhibits, required by Item 304 of Regulation S-B.

Part II

Item 1

35. Please advise us of the basis for your view that the 525,555 issued in connection with your predecessor's bankruptcy were exempt from registration pursuant to Section 1145(a)(1) of the Bankruptcy Code. In particular, provide us with your analysis of why you believe that the 367,500 shares offered and sold to Halter Financial Group were exempt from registration pursuant to Section 1145(a)(1). In doing so, please describe the relationship of Halter Financial Group, LLC to Anchor Funding before, during, and after the bankruptcy filing. In addition, provide us with your analysis regarding why Halter Financial should not be deemed an underwriter under Section 1145(b) of the Bankruptcy Code. Upon reviewing your response, we may have further comments. Please also see our related comment below under "Item 4. Recent Sales of Unregistered Securities."

Item 4. Recent Sales of Unregistered Securities, page 41

36. Please revise to include complete disclosure pursuant to Item 701 of Regulation S-B. Please include the facts relied upon in making an exemption available. Please also include consideration received in each instance. We note, for example, that you have not included consideration received for the warrants issued to Fordham Financial Management, Inc., which appears to be a separate issuance of securities.

37. We note that you have not included disclosure regarding the 525,555 shares issued in reliance on Section 1145(a)(1) of the Bankruptcy Code. Please advise or revise.

Financial Statements

Notes to the Financial Statements, page F-6

General

38. Please show in tabular summary form the information about warrants required by Rule 4-08(i) of Regulation S-X. Page 23 states that warrants for at least 1,342,500 common shares are outstanding.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-6

39. Tell us your consideration of SAB Topic 13.A.3 f. in your financial reporting for your non-refundable transaction and time-based fees.

Stock Based Compensation, page F-7

40. Disclose the impact of adopting FAS 123R on your financial statements.

Note 4. Retained Interest in Purchased Accounts Receivable, page F-9

41. Tell us why you had a negative retained interest in the transportation receivables for 2006.

Note 8. Related Party Transactions, page F-10

42. Disclose the interest income and interest expense for each year on a gross basis rather than net basis.

Note 9. Subsequent Events, page F-11

43. You disclose that BTHC XI, Inc. has no operations and no assets or liabilities. Audited financial statements for BTHC XI, Inc. would not be required because of an exception for a company that has no assets, liabilities or operations. However on page P-2, you disclose that BTHC XI has prepaid expenses of $2.9 million which would negate the exception and require audited financial statements for BTHC XI, Inc. Tell us your rationale and the accounting literature upon which you relied to debit prepaid expense and credit APIC for $2.9 million. Tell us your consideration of providing audited financial statements for BTHC XI, Inc.

Unaudited Condensed Consolidated Pro Forma Financial Information, page P-1

44. Clarify that the unaudited condensed pro forma statement of operations gives effect to the acquisition as of January 1, 2006.

Notes to the Unaudited Condensed Balance Sheet, page P-2
Notes to the Unaudited Condensed Statement of Operations, page P-3

45. Expand your notes here to show in detail how each amount appearing as a pro forma adjustment was calculated as well as assumptions made.

46. Stock options issued to the CEO, President and two directors and the related tax effect should not be included in the pro formas since the issuances are considered nonrecurring. The information regarding the stock options and related tax effect should be presented for informational purposes in the notes to the financial statements. Please revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Virga, Accountant, at (202) 551-3385 or Dean Suehiro, Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Steven Morse, Esq. (*via facsimile*)